Mail Stop 3561

      September 9, 2005


Randall T. Mays
Chairman and
  Interim Chief Executive Officer
CCE Spinco, Inc.
2000 West Loop South, Suite 1300
Houston, Texas  77027

	RE:  	CCE Spinco, Inc.
		Form 10-12B
		Filed August 10, 2005
      File No. 01-32601

Dear Mr. Mays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file your exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Exhibit 99.1 Information Statement

General
2. We note a number of blank spaces throughout your information statement concerning material financial amounts, among other things.
Please include this disclosure in your revised information statement as soon as practicable. Note that we may have significant additional comments once you have provided this disclosure.

Industry Data
3. We note that you include industry research for estimated data and other figures cited throughout the document, such as those provided by Nielsen Media Research and Pollstar, for example. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available and were not prepared in connection with the registration statement.

4. Please refer to the penultimate sentence of this paragraph ("Although we believe that these sources are reliable..."). We note your statement that you "cannot guarantee their accuracy or completeness." Delete this statement; as the registrant, you cannot disclaim responsibility for information contained within the filing.

Summary, page 1

5. Please revise to provide more balance to your summary so that it discloses potential key negative factors about your business, such as your significant dependence upon Clear Channel Communications for various aspects of your operations even after the spin-off, your current and expected indebtedness, your need for additional financing, and any imminent expiration of material agreements or service agreements with Clear Channel Communications. So that your summary focuses on the key aspects of the spin-off and your operations, consider reducing here your current strategy discussion, which is more appropriate for your business section.






Questions and Answers About CCE Spinco and the Distribution, page
5

Can Clear Channel Communications decide to cancel the distribution..., page 6

6. Please describe under what general conditions Clear Channel Communications` board of directors would determine that the spin-off is not in the best interest of Clear Channel Communications and its stockholders so that Clear Channel Communications would terminate the stock distribution.

What will the relationship between Clear Channel ... and CCE
Spinco
be..., page 6

7. Note material aspects of your post-spin-off relationship and agreements with Clear Channel Communications that are not favorable to you.

8. Please indicate any beneficial changes to Clear Channel
Communications` executive officer or director compensation or other management benefits that are related to the spin-off.

Summary of the Transactions, page 9

Distribution ratio, page 9

9. To the extent that you do not indicate so in your revised information statement, please tell us in your response letter how you will determine the ratio of CCE Spinco shares for every Clear
Channel
Communications common stock share.

Fractional shares, page 9

10. You state that the distribution agent will aggregate the fractional shares and sell them in the open market in order to distribute cash to the holders of those shares. Please confirm to us in your response letter that the second and third bulleted conditions described in response to question six of our Staff Legal Bulletin No.
4 will be met concerning this distribution.

Preferred stock issuance, page 10

11. Since the agreement appears to already be in place, name the third party investor that will acquire all of the shares of Series A and Series B mandatorily redeemable preferred stock of Holdco#2 prior to completion of the distribution, and confirm that the investor is not an affiliate of Clear Channel Communications or otherwise in a business relationship with Clear Channel Communications.
Generally
indicate here why Clear Channel Communications has an agreement with the investor that requires the former immediately resell the Series B redeemable preferred stock. In this regard, we note the disclosure on page 111, in which you mention a "pre-existing binding commitment entered into prior to the Holdco #3 Exchange" for Clear Channel Communications to resell the Series B stock to the third-party. Tell us the terms of this "commitment," including when the commitment was created. Please tell us if there is any other business purpose for the Holdco #3 Exchange, other than for Clear Channel Communication to recognize a capital loss.

Payment of intercompany note, page 11

12. Quantify the "portion" of the intercompany note that will be repaid with the proceeds from the various offerings and advance described here.

Tax consequences to stockholders, page 11

13. Please provide us with the Skadden Arps tax opinion as soon as possible. We may have comments on the opinion. Tell us if the opinion will be filed as an exhibit or attached as an appendix.

Summary Historical and Pro Forma Financial and Other Data, page 14

Non-GAAP Financial Measures, page 18
14. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies` use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm, and revise your document accordingly.

Risk Factors, page 19
General
15. Please discuss first the risks associated with your leverage.
16. Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "We face intense competition in the live entertainment industry" on page 26 and "We are dependent upon our ability to lease, acquire and develop live entertainment venues" on page 27. These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.

Exchange rates may cause fluctuations..., page 23

17. So that investors may assess the likelihood and magnitude of the risk, revise to describe whether such fluctuations have negatively affected your results of operations in the past.

Our success depends on our ability to retain our senior management..., page 27

18. Please explain the particular risk to your business and operations, especially considering that you appear to have made temporary arrangements with Clear Channel Communications to continue using some of its management.

We depend upon unionized labor for the provision of some of our service..., page 27

19. Delete the mitigating language "We believe that we enjoy good relations with our employees..."

Our separation from Clear Channel Communications...strong brand..., page 28

20. Also describe how Clear Channel Communications` engaging in any activities that overlap with your business would increase the risk associated with its "strong" brand.

To service our debt..., page 30

21. Quantify the anticipated amount needed to fund your debt service obligations after the completion of the spin-off and related offerings.

We are a holding company..., page 31

22. Quantify the amount of your subsidiaries` "existing and future liabilities" to which your own debts are subordinated.



If Clear Channel Communications engages in the same type of business..., page 33

23. Describe to what extent Clear Channel Communications currently intends to engage in activities that overlap with your business.

If Clear Channel Communications engages in the same type of business..., page 33
24. Please briefly elaborate on the nature of the "corporate opportunity policy" and explain why such policy poses a risk. For example, you should state here that, under the policy, Clear Channel
Communications, rather than your company, will have the right to any corporate opportunity arising from a potential transaction in which both companies have an interest.

The spin-off could result in significant tax liability, page 33

25. Please separate the discussion concerning the risk to your shareholders and you from the discussion concerning the risk to Clear
Channel Communications; include the discussions as distinct risk factors.

Our corporate governance documents..., page 36
26. Please discuss the degree of control that Clear Channel
Communications will have on your company, including the ability to deter any change of control attempts, due to the various agreements between Clear Channel Communications and your company, e.g., master separation and distribution agreement and transitional trademark license agreement.

We could be liable for income taxes owed by Clear Communications, page 34

27. Please define or summarize "the Holdco #3 Loss" rather than rely on a reference to the definition stated much later on page 111.
So
that investors can realize the extent of the risk, please give an idea of what your exposure concerning this tax liability would be.

The Distribution, page 39

Reasons for the Spin-Off, page 39

28. Please provide more detail as to how the spin-off is in the best interests of Clear Channel Communications, CCE Spinco and Clear
Channel Communications stockholders.  For example,

* You state that it will enable you to "resolve management and systemic problems that arise by the operation of [y]our businesses within a single affiliated group." Describe what the management and systemic problems are.

* You state that it will improve your competitiveness "by resolving inherent conflicts and the appearance of such conflicts with artists and promoters." Explain what these conflicts are and why they are significant to you.

* You state it will "simplify and reduce" your regulatory burdens-is it that you will be less regulated?

* You state that "it will enhance the ability of each of Clear Channel Communications and [you] to issue equity efficiently and effectively for acquisitions and financings." Please elaborate, considering the significant restrictions you will have due to the terms of the indebtedness you will incur by the time of the distribution. Also, elaborate as to the benefits Clear Channel Communications will have in this regard.

* You state "it will enhance the efficiency and effectiveness of each of Clear Channel Communications` and [y]our equity-based compensation." Please explain how in more concrete terms.

In your revisions, discuss the fact that Clear Channel Communications, at the same time, has chosen to retain a significant ownership interest in Clear Channel Outdoor Holdings and the reasons why Clear Channel Communications is conducting the Outdoor Holdings initial public offering and your spin-off at the same time. Also consider Clear Channel Communications` recent disclosure that it will issue a special dividend, conduct more share repurchases or a combination of dividend and repurchases following the initial public offering.

29. We note that, since the second quarter of 2004, Clear Channel Communications has purchased over 10% of its shares of outstanding common stock under various share repurchase programs and has indicated that it could purchase up to $1.6 billion more. Please tell us in your response letter whether these share repurchases are the first steps in a going-private transaction involving a Clear Channel Communications pared down to only its radio broadcasting business. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of
Exchange Act Release No. 34-17719 (April 13, 1981). Is the spin-off related to the share repurchases in this respect?




Incurrence of Debt, page 41

30. Discuss the purpose of the incurrence of debts described on this page. Provide a similar explanation for the issuance of the Series A and Series B preferred stock. Explain how these transactions relate to the proposed spin-off and why they are being conducted in conjunction with the spin-off. Clearly state how the proceeds will be used.

Capitalization, page 46

31. Please revise to include mandatory redeemable preferred stock in the long-term debt category and reference to a footnote to the table.

Unaudited Pro Forma Condensed Combined Financial Data, page 47

32. Please revise to reflect the mandatorily redeemable preferred stock as long-term debt in the pro forma balance sheet. Also, please reflect the dividends associated with the preferred stock as interest expense in the company`s pro forma statements of operations. Refer to the guidance outlined in SFAS No.150.

33. The pro forma statement of operations as currently presented does not include any adjustments for changes in costs sharing or other arrangements with Clear Channel Communications such as the Transition
Services Agreement discussed on page 109. Please revise the pro forma statement of operations to include pro forma adjustments giving effect to any changes in expenses that will result from the spin-off from Clear Channel Communications, to the extent that such changes in expenses are factually supportable as required by Rule 11-02(b)(6) of
Regulation S-X.

Selected Combined Financial Data, page 51

Cash Flow Data, page 53

34. Please revise to include the cash flow data for the two earliest periods presented or tell us and explain in your disclosures why you are unable to do so.

Management`s Discussion and Analysis, page 55
35. Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect the company`s financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the company`s ability to generate similar rates of growth, and any plans for expansion. Consider identifying the metrics used to gauge the company`s financial condition or performance.
36. Provide an expanded discussion of management`s analysis of the company`s performance based on an evaluation of "OIBDAN" and "OIBN."
Describe the assessments or conclusions that management made.

Combined Results of Operations, page 59

37. Please quantify the impact of each factor when multiple
factors
contribute to material fluctuations in line items. In addition, discuss any known trends in your reported results that occurred or are likely to occur and may affect future results. For example, disclose whether or not you anticipate changes to revenues, changes in various divisional operating expenses, and whether there are any
anticipated trends with respect to interest expense or further debt
borrowings.   These are merely a few examples.  Please see SEC
Release No. 34-48960.

38. Describe any known trends or uncertainties that had, or you expect may reasonably have, a material impact on your operations and if you believe that these trends are indicative of future performance.

Income Taxes, page 62

39. We refer you to the last paragraph in this section. Please clarify your accounting for the taxable income in 2002 deferred in previous years. Explain why the recognition of current tax expense/liability and reversal of a deferred tax liability resulted in the recording of a deferred tax benefit of $123.6 million.

Global Theater Results of Operations, page 64

Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004

40. We refer you to the second to last sentence in the last paragraph on the page. You disclose that reductions in the investment values of your domestic productions reduced your revenue in the first six months of 2005. Please clarify for us the nature of this reduction in investment value and why a write-down of an investment directly impacts your revenue. We would expect to see an impact to your net income through expenses. Please advise.




Liquidity and Capital Resources, page 67

41. We note your statement that "Subsequent to this distribution, Clear Channel Communications will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Clear Channel Communications, we will in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements."
Please
indicate how soon you will need to obtain such financing.
Indicate
whether you will be able to rely on the sources of liquidity you list on page 68 to meet your obligation for the next twelve months and beyond.

42. We note your statement on page 78 that you "were formed through acquisitions of various entertainment businesses and assets by [y]our predecessors." In light of your "need to incur additional debt or issue equity to make strategic acquisitions or investments" and that your "ability to issue additional equity may be constrained because
[y]our issuance of additional stock may cause the distribution to be taxable under section 355(e) of the Code," please revise your disclosure throughout, including here and where you discuss your strategy on page 86 to "selectively pursue investment and acquisition opportunities," with an assessment of the likelihood you could do any significant acquisitions in the near term.

43. We note that cash held by your international and domestics businesses may be contractually restricted. Please tell us the nature of these restrictions and explain why these are items are not classified as restricted cash in the balance sheets presented.

Contractual Obligations and Commitments, page 69

44. Please revise your table of contractual cash obligations to include the following estimated interest payments on your debt and estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

45. Please revise the contractual obligations table to include other long-term liabilities. You should reflect all other long-term liabilities as reflected on your balance sheet under GAAP. See
Item
303(a)(5) of Regulation S-K.





Cash Flows, page 70

Investing Activities, page 70

Six Months Ended June 30, 2005 Compared to Six Months ended June
30,
2004, page 70

46. You disclose that the primary reason for the $24 million decrease in cash used in investing activities was due to fewer acquisition related payments in 2005. Acquisition payments in 2005 per the statement of cash flows amounted to approximately $11 million less than the prior year. We note, however, another large variance in investing activities from the prior year. Please tell us and explain in MD&A the nature of the items comprising "Decrease (increase) in other - net" and the factors responsible for the variance of $20 million from the comparable period of the prior fiscal year.

Year ended December 31, 2003 Compared to Year Ended December 31,
2002, page 70

47. Please explain further why an increase in current tax payments contributed by owner results in a decrease in cash provided by operations.

Industry Overview, page 76

48. When you discuss general characteristics of the live music, theatrical and other industries, such as the amount of revenues generated in the industry in 2004, note your particular situation, such as how much you generated in revenues during that period. Also disclose the "trade organization" that is the source for your statement on page 76 of gross ticket sales for the North American theatrical industry.

Business, page 78

General

49. Where appropriate, please note throughout the areas in which, after the spin-off has occurred, Clear Channel Communications and you will have overlapping business activities.


Competition, page 86
50. Discuss in greater detail your competition`s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets.
See Item 101(c)(x) of Regulation S-K.

Legal Proceedings, page 88

51. Describe the relief sought in each case mentioned.  See Item
103
of Regulation S-K. If material, indicate the amount of relief sought.

Management, page 90

Stock Options, page 95

52. We note the discussion on page 95 indicating that the company plans to make stock option and other stock-based compensation awards under its new stock incentive plan at or shortly after the time of the spin-off. Please tell us and discuss in MD&A the number and terms of the company`s expected stock-based compensation grants. Also, tell us and discuss in MD&A the amount of compensation expense the company expects to incur in connection with the option grants. If no expense will be recognized, please explain why.

Employee Benefit Plans, page 96

53. Please describe the criteria by which you will determine the amounts payable, subject to adjustments as you deem appropriate, for the named executive officers.

Our Relationship with Clear Channel Communications After the
Distribution, page 104

Master Separation and Distribution Agreement, page 104

54. We note your statement that "Clear Channel Communications may amend the Master Agreement at any time prior to the consummation of the distribution without [y]our approval." Since the master agreement will set forth "[y]our agreements with Clear Channel Communications regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to separate [y]our company from Clear Channel Communications," tell us whether you intend to recirculate your information statement to discuss any material changes in your disclosure regarding material terms of the master agreement. If not, then tell us how you intend to communicate such changes to shareholders, if at all.




Where You Can Find More Information, page 125

55. Please revise your disclosure to reflect our current address,
100
F Street, N.E., Washington, D.C. 20549.

CCE Spinco, Inc. Financial Statements for the period ended
December
31, 2004

Consolidated Statements of Operations

56. Please revise to disclose pro forma basic and diluted earnings per share for all periods presented in the consolidated statements of operations. Since the spin-off is being accomplished through a stock dividend issued to shareholders by the company`s parent, we believe it should be given retroactive effect in the company`s earnings per share computations for all periods presented.

General

57. We note that CCE Spinco is a wholly-owned subsidiary of Clear Channel Communication prior to the spin-off transaction. Please confirm to us that the separate financial statements of CCE Spinco reflect all of the expenses that the parent incurred on your behalf and that your results of operations would not have been materially different if you had operated as an unaffiliated company.
Examples
of such expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal and other selling,
general, and administrative expenses.   Refer to the guidance
outlined in SAB Topic 1-B.

58. We refer you to your references of divested business and the sale of a business on pages 62, 66, and F-15. Please provide further details on the nature of these divestitures and sales. Your response should indicate the nature of the business disposed of, the proceeds received in connection with the sale or disposal, the carrying value of your investment at the time of sale and the amount of any gains or losses recognized in connection with the sales. Also, explain why your accounting treatment for the sales or disposals as components of continuing operations was appropriate. Include details as to why the businesses were transferred with CCE Spinco from Clear Channel Communications and subsequently sold.







Notes to Combined Financial Statements

Note A summary of Significant Accounting Policies

Stock Based Compensation

59. Your current presentation of pro forma net earnings does not comply with the requirements of SFAS No.123, as amended by SFAS No.148. Please revise to disclose the method and significant assumptions used to estimate the fair value of options as required by paragraph 47d of SFAS No.123. Also, please disclose pro forma basic and diluted earnings per share assuming the fair value method outlined in SFAS No.123 had been used to account for stock-based compensation.

Note B - Long Lived Assets, page F-12

Definitive-lived Intangibles

60. We note that you amortize definite-lived intangible assets over the lives of the respective agreements or over the period the assets are expected to contribute to the company`s future cash flows. Please confirm that you amortize over the shorter of these periods.
Refer to SFAS 142, paragraph 11. Also, please revise the notes to your financial statements to disclose the amounts assigned to each category of intangibles and the weighted average amortization period for each category of intangibles.

Goodwill, page F-13

61. Please provide further details on the nature of the "Adjustments" to goodwill of $20 million and $96 million in 2003 and 2004, respectively. Include in your response the specific nature of the contingencies, the amounts initially recognized for the contingencies, their ultimate resolution and why this resulted in a reversal of previously established reserves. Also, please explain in detail why you believe reflecting the resolution of the contingencies as adjustments to goodwill is appropriate and in accordance with the guidance outlined in paragraphs 40 and 41of SFAS No.141, or other applicable literature. We may have further comment upon receipt of your response.

C - Restructuring

62. We note the disclosure indicating that the company recognized
a
$6.4 million restructuring accrual in connection with the sale of
a
United Kingdom business during 2004. We also note that $4.3
million
of the amount recognized was reflected as "other income (expense), net" in the statement of operations. Please tell us in further detail the nature and amounts of the costs comprising the total $6.4 million charge recognized and explain in detail why you believe classification of $4.3 million of this charge as "other income (expense)" is appropriate. Refer to the guidance outlined in SAB Topic 5:P, Question 2.

Note E - Long-Term Debt, page F-16

63. Please revise to disclose the terms of your other long-term debt arrangements in addition to that with Clear Channel
Communications.
Refer to the requirements of Rule 5-02(22) of Regulation S-X.

 Note F - Commitments and Contingencies

64. Please tell us and revise the notes to your financial statements to disclose the amount of any accruals established for pending litigation and related settlements. Refer to the disclosure requirements outlined in paragraph 9 of SFAS No.5. In case no accruals have been established, please explain why given the recent adverse ruling discussed on page 88 under the heading "Legal Proceedings".

Note G - Related Party Transactions, page F-18

65. Please revise to include an explanation of the allocation method used for the expenses paid by Clear Channel Communication along with management`s assertion that the method used is reasonable.
Include
also management`s estimate of what the expenses would have been on a stand alone basis or explain why this is not practicable. Refer to
SAB Topic 1.B.1, Question 2.

66. We refer to your disclosure of the transition services agreement on page 109. Please provide more details of this arrangement in the notes to the financial statements and explain how the expenses for these services are determined. Include a discussion of whether the costs are comparable to market rates.

Note H- Income Taxes

67. Please tell us and revise Note H to explain in further detail the nature of the "tax contingencies" which impacted the amounts of the tax provisions recognized during all periods presented in your financial statements. As part of your response, you should also explain why recognition of provisions (or benefits) for these tax contingencies was appropriate.




Note K - Other Information, page F-22

68. We note that you have reflected gains and losses on sale of operating and fixed assets as a component of other income
(expense),
net. Please revise to reflect these gains and losses as a component of operating income or explain why you do not believe this is required. Refer to the guidance outlined in paragraphs 25 and 45 of
SFAS No.144 and footnote 68 to SAB Topic 13.

69. Please explain why you believe it is appropriate to reflect royalty payments made to Clear Channel Communications as a component of "other income (expense)" rather than as a component of operating income. We may have further comment upon receipt of your response.

70. Please clarify for us the nature of the items "investments in theatrical productions" and "assets held in escrow" in other current assets. Include details of how you acquire these assets and how the assets are valued and evaluated for potential impairments.

Note L - Segment Data, page F-23

71. Please revise to include the disclosures of revenues and long-lived assets by geographic area. Refer to SFAS 131, paragraph 38.

CCE Spinco, Inc. Financial Statements for the period ended June
30,
2005, page F-25

72. Please address our comments on the company`s audited financial statements in the interim financial statements, where applicable.

General

73. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.


*	*	*	*

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Heather Tress, Staff Accountant, at (202)
551-
3624, or Linda Cverkel, Accountant Branch Chief, at (202) 551-
3813,
if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at 202-551-3359, or Ted Yu, Senior Staff Attorney, at
202-
551-3372, with any other questions.

								Sincerely,




								Max Webb
								Assistant Director



cc:	via facsimile (210) 270-7205
      Daryl L. Lansdale, Jr./Fulbright & Jaworski L.L.P.

1.1. ??

1.2. ??

1.3. ??

1.4. ??






Mr. Mays
CCE Spinco, Inc.
September 9, 2005
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